SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

WORKHORSE GROUP INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

98138J206

(CUSIP Number)

Stephen D. Baksa

2 Woods Lane

Chatham, New Jersey, 07928

Joseph T. Lukens
2558 Western Row Rd.

Maineville, Ohio 45039

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 98138J206	13D	Page 2 of 9

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS STEPHEN D. BAKSA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	7	SOLE VOTING POWER 3,358,442
	8	SHARED VOTING POWER 31,000(1)
	9	SOLE DISPOSITIVE POWER 3,358,442
	10	SHARED DISPOSITIVE POWER 31,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,389,421(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON IN

(1)	Includes 31,000 shares of common stock held directly by the Stephen D. Baksa 2012 Trust, an affiliate of Mr. Baksa. Mr. Baksa may be deemed to share voting power and dispositive power with respect to such shares; therefore, Mr. Baksa may be deemed to beneficially own such shares.

CUSIP No. 98138J206	13D	Page 3 of 9

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS NEW ERA CAPITAL FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,556,219(1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,556,219(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,556,219(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%
14	TYPE OF REPORTING PERSON PN

(1) Includes 585,936 shares of common stock underlying warrants.

CUSIP No. 98138J206	13D	Page 4 of 9

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS NEW ERA CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION OHIO

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	7	SOLE VOTING POWER 7,556,219(1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 7,556,219(1)
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,556,219(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%
14	TYPE OF REPORTING PERSON OO

(1) Includes 585,936 shares of common stock underlying warrants.

CUSIP No. 98138J206	13D	Page 5 of 9

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS JOSEPH T. LUKENS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☒ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH	7	SOLE VOTING POWER 571,429(1)
	8	SHARED VOTING POWER 7,761,090(2)
	9	SOLE DISPOSITIVE POWER 571,429(1)
	10	SHARED DISPOSITIVE POWER 7,761,090(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,332,519 (1), (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14	TYPE OF REPORTING PERSON IN

(1) Includes 571,429 shares of common stock underlying warrants.

(2) Includes (i) 6,970,283 shares of common stock and 585,936 shares of common stock underlying warrants held by the New Era Capital Fund, L.P. (“New Era”), for which New Era Capital LLC (“NEC”) is the general partner (Mr. Lukens is the managing member of NEC); (ii) 154,871 shares of common stock held directly by The Joe & Kim Lukens Foundation; (iii) 25,000 shares of common stock held directly by the Joseph T. Lukens, Jr. Irrevocable Trust for Nathan J. Lukens; and (iv) 25,000 shares of common stock held directly by the Joseph T. Lukens, Jr. Irrevocable Trust for Roman E. Lukens.

CUSIP No. 98138J206	13D	Page 6 of 9

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). The undersigned, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, have filed the Schedule 13D as an amendment to each of (i) amendment No. 5 of that certain Schedule 13D filed by Mr. Baksa, and dated as of June 16, 2016, and (ii) amendment No. 7 of that certain Schedule 13D filed by Mr. Lukens, and dated as of October 5, 2017.

Item 1.	Security and Issuer.

This statement 13D relates to the common stock, par value $0.001 per share (the “Shares”), of Workhorse Group Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 100 Commerce Drive, Loveland, Ohio 45140.

Item 2.	Identity and Background.

(a) This statement is filed by:

(i) Stephen D. Baksa, with respect to the Shares directly and beneficially owned by him;

(ii) New Era Capital Fund, L.P. (“New Era”), with respect to the Shares directly and beneficially owned by it;

(iii) New Era Capital LLC (“NEC”), as the general partner of New Era; and

(iv) Joseph T. Lukens, with respect to the Shares directly and beneficially owned by him and in his capacity as managing partner of NEC.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal office of Mr. Baksa is 2 Woods Lane, Chatham, New Jersey, 07928. The address of the principal office of each of New Era, NEC and Mr. Lukens is 2558 Western Row Rd., Maineville, Ohio 45039.

(c) The principal occupation of each of Messrs. Baksa and Lukens is consulting. New Era is a private company formed for the purpose of investing in companies. NEC serves as the general partner of New Era.

(d) No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Baksa and Lukens are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Mr. Baksa (including Shares held directly by the Stephen D. Baksa 2012 Trust) were purchased using personal funds in open market transactions or as the result of previously exercised warrants purchased using personal funds. The aggregate purchase price of the Shares directly or beneficially owned by Mr. Baksa was approximately $7.5 million, including brokerage commissions, if any. The Shares and warrants purchased by Mr. Lukens (including Shares held directly by each of (i) New Era, (ii) The Joe & Kim Lukens Foundation, (iii) the Joseph T. Lukens, Jr. Irrevocable Trust for Nathan J. Lukens, and (iv) the Joseph T. Lukens, Jr. Irrevocable Trust for Roman. E. Lukens) were purchased using personal funds in open market transactions. 585,936 warrants beneficially owned by New Era were purchased with working capital. The aggregate purchase price of the Shares and warrants beneficially owned by Mr. Lukens was approximately $13.8 million, including brokerage commissions, if any.

None of the Reporting Persons acquired beneficial ownership of any Shares with borrowed funds.

CUSIP No. 98138J206	13D	Page 7 of 9

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis. The Reporting Persons have engaged, and may continue to engage, in discussions with the Issuer’s management and board of directors (the “Board”) regarding means to enhance stockholder value.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported by each person named herein is based upon 41,126,934 Shares outstanding, as of September 30, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2017.

A.	Mr. Baksa

(a)	As of the close of business on November 10, 2017, Mr. Baksa beneficially owned 3,389,421 Shares.

Percentage: 8.2%

(b)	1. Sole power to vote or direct vote: 3,358,442

2. Shared power to vote or direct vote: 31,000

3. Sole power to dispose or direct the disposition: 3,358,442

4. Shared power to dispose or direct the disposition: 31,000

(c)	Mr. Baksa has not entered into any transactions in the Shares during the past 60 days.

CUSIP No. 98138J206	13D	Page 8 of 9

B.	New Era Capital Fund, L.P.

(a)	As of the close of business on November 10, 2017, New Era beneficially owned 7,556,219 Shares, including 585,936 Shares underlying warrants.

Percentage: 18.4%

(b)	1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote: 7,556,219

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: 7,556,219

(c)	The transactions in Shares by New Era during the past 60 days are set forth in Schedule A and are incorporated by reference.

C.	New Era Capital LLC

(a)	As of the close of business on November 10, 2017, NEC beneficially owned 7,556,219 Shares, including 585,936 Shares underlying warrants.

Percentage: 18.4%

(b)	1. Sole power to vote or direct vote: 7,556,219

2. Shared power to vote or direct vote: -0-

3. Sole power to dispose or direct the disposition: 7,556,219

4. Shared power to dispose or direct the disposition: -0-

(c)	NEC has not entered into any transactions in the Shares during the past 60 days.

D.	Mr. Lukens

(a)	As of the close of business on November 10, 2017, Mr. Lukens beneficially owned 8,332,519 Shares, including 571,429 Shares underlying warrants directly held by Mr. Lukens and 585,936 Shares underlying warrants directly held by New Era.

Percentage: 20.3%

(b)	1. Sole power to vote or direct vote: 571,429

2. Shared power to vote or direct vote: 7,761,090

3. Sole power to dispose or direct the disposition: 571,429

4. Shared power to dispose or direct the disposition: 7,761,090

(c)	Mr. Lukens has not entered into any transactions in the Shares during the past 60 days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On November 13, 2017, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”), pursuant to which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Shares of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the Shares of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit
99.1	Joint Filing Agreement, dated November 13, 2017.
99.2	Power of Attorney for Joseph T. Lukens, dated November 13, 2017.

CUSIP No. 98138J206	13D	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated: November 13, 2017

By:	/s/ Stephen D. Baksa
STEPHEN D. BAKSA

/s/ Stephen D. Baksa

Stephen D. Baksa

Individually and as attorney-in-fact for Joseph T. Lukens in Mr. Lukens’ capacity as an individual and as the Managing Member of New Era Capital LLC on behalf of New Era Capital Fund, L.P.

SCHEDULE A

Transactions in Shares of Common Stock in the Past 60 Days

New Era Capital Fund, L.P.

Nature of the Transaction	Security	Amount of Shares Purchased	Price Per Share ($)	Date of Purchase
Purchase	Common Stock	781,248*	3.20	09/18/2017

* Inclusive of 585,936 common stock underlying warrants